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                                                                    EXHIBIT 20.1
                                                                    NEWS RELEASE

FOR IMMEDIATE RELEASE
JUNE 13, 2003

                               DAUGHERTY RESOURCES
                      COMPLETES $2,565,000 EQUITY INFUSION

         LEXINGTON KENTUCKY - DAUGHERTY RESOURCES, INC. (Nasdaq: NGAS) today announced a $2,565,000 equity infusion by a group of private investment funds. The Company issued a total of 900,000 shares of its common stock to the investors at $2.85 per share, based on a 15% discount to the stock's market price when an agreement in principal for the transaction was reached. The newly issued shares increased the Company's total common stock currently outstanding to 7,425,196 shares.

         The private placement was covered by a Securities Purchase Agreement dated as of June 10, 2003 (the "Purchase Agreement"). Under the Purchase Agreement, the investors also received three-year warrants to purchase up to 180,000 additional common shares at an exercise price of $4.80 per share. The Purchase Agreement provides for the Company to register the newly issued shares and any shares purchased under the warrants for resale on behalf the investors.

         The investors are Crestview Capital Fund I, LP, Crestview Capital Fund II, LP, Crestview Capital Offshore Fund, Inc., Cranshire Capital L.P., and Baystar Capital Management, LLC. Investment banking services for the transaction were provided to the Company by The Shemano Group, Inc., headquartered in San Francisco, California, which received a 7% fee and a five-year warrant to purchase up to 32,400 shares of the Company's common stock at $4.80 share.

         William S. Daugherty, President and CEO of the Company, commented "We are very pleased to complete this private placement. It provides us with the financial flexibility to increase the Company's participation in our successful drilling operations, including development of our recently acquired Leatherwood Prospect located in the Big Sandy Gas Field in the Appalachian Basin."

         Stewart Flink, Managing Member of Crestview Capital Funds, added "After visiting Daugherty's natural gas fields, I was thoroughly impressed with the Company's operations and efficiencies. It is evident that the Company has a geographic niche for low-cost gas production in its area of expertise that should support significant further development."

         Daugherty Resources is a natural resources company with assets in oil and gas as well as gold and silver properties. Based in Lexington, Kentucky, the Company focuses on natural gas reserve growth through low risk developmental drilling and acquisitions. The Company specializes on developing its own geological prospects concentrated in the Appalachian Basin.